PLAN OF MERGER

THIS PLAN OF MERGER (the “Plan”) is dated as of March 24, 2021, and is by and between GRANITE HERON MERGER SUB, LLC (“Merger Sub”) and HERON LAKE BIOENERGY, LLC (“HLBE”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

WHEREAS, Merger Sub is a Minnesota limited liability company that is organized and existing under Chapter 322C of the laws of the State of Minnesota (as amended, the “Act”), and whose parent company and sole member and 100% owner is Granite Falls Energy, LLC, a Minnesota limited liability company that is organized and existing under Chapter 322C of the Act (“GFE”); and

WHEREAS, HLBE is a Minnesota limited liability company that is organized and existing under Chapter 322C of the Act; and

WHEREAS, on the date hereof, the HLBE and GFE have entered into a Merger Agreement (the “Merger Agreement”) specifying certain of the terms of and establishment and issuance of the consideration given for the Transaction (as defined in the Merger Agreement); and

WHEREAS, the parties have prepared this Plan of Merger and the respective members or equity holders, as the case may be, of the parties each has approved and adopted this Plan and the transactions contemplated hereby in the manner required by the Act and their respective organizational documents.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements of the parties contained herein, the parties hereto agree as follows:

Section 1.The Merger.  Upon the terms and subject to the condition of this Agreement and the Merger Agreement, and in accordance with the Act, at the Effective Time (as defined below), the Merger Sub shall merge with and into HLBE (the “Merger”), and HLBE, whose name shall remain “Heron Lake BioEnergy, LLC” and whose Articles of Organization and Limited Liability Company Agreement each shall be amended as further provided herein, shall be the surviving limited liability company under the Act, and shall exist by virtue of, and shall be governed by, the Act.
Section 2.Closing.  The closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place by electronic exchange of documents, at 9:00 a.m. local time on the third (3rd) business day following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Section 5 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at Closing, but subject to such satisfaction or waiver), or at such other time and place as the parties mutually agree in writing.  Such date is herein referred to as the “Closing Date”.
Section 3.Articles of Merger.  Effective immediately at the Closing, the parties shall each (a) execute articles of merger (the “Articles of Merger”) setting forth the information required by and otherwise in compliance with the Act, in form and substance reasonably acceptable to the parties, which Articles of Merger shall provide that the Merger shall become effective upon the

#3266540

filing of the Articles of Merger or at such other time as is agreed by the parties and specified in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”) (b) cause the Articles of Merger to be filed with the Secretary of State of the State of Minnesota, and as otherwise required by the Act, and (c) make such other filings or recordings, if any, required by the Act, and shall take all such further actions as may be required by law to make the Merger effective.

Section 4.Articles of Organization; Name.  At Effective Time, by virtue of the Merger and without any further action by the parties or their respective members the articles of organization of HLBE, as the surviving company, shall be amended and restated in its entirety to read as set forth on Exhibit A and the name of HLBE, as the surviving association in the Merger, shall remain “Heron Lake BioEnergy, LLC”.
Section 5.LLC Agreement.  Immediately following the Effective Time, without any further action by the parties or their respective members or equity holders, as applicable, the Limited Liability Company Agreement of Merger Sub shall be the Limited Liability Company Agreement of HLBE, as the surviving company in the Merger.
Section 6.Managers.  From and after the Effective Time, without any further action by the parties or their respective members or equity holders, as applicable, (a) each member of the Board of Governors HLBE immediately prior to the closing of the Transaction shall cease being a member of the Board of HLBE, and (b) GFE shall be appointed to serve as the manager of HLBE, as the surviving company in the Merger, to serve in accordance with the Articles of Organization and the Limited Liability Company Agreement of HLBE.
Section 7.Merger Consideration; Conversion of Equity Interests. At the Effective Time, by virtue of the Merger:
(a)Membership Interests of Merger Sub. 100% of the membership interests of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become 100% of the membership interests in HLBE, as the surviving company in the Merger.
(b)Cancellation of Units. Each Unit of HLBE (other than Units held by GFE or an affiliate of GFE) issued and outstanding immediately prior to the closing of the Merger shall be cancelled and converted into the right to receive $0.36405 per Unit, and each Unit of HLBE held by GFE issued and outstanding immediately prior to the Closing shall be cancelled and no consideration will be issued in respect thereof.
Section 8.Release.  Effective as of the Effective Time, HLBE hereby agrees to the Release set forth in Section 4 of the Merger Agreement on behalf of the members or other unitholders of HLBE (other than GFE) as part of the terms of the Transaction, and acceptance of the Merger Consideration by a member or other unitholder of HLBE shall constitute such member or other unitholder’s consent to or ratification of the Release by HLBE and provided, further, that none of HLBE’s governors and officers, including but not limited to the elected governors joining in the execution of the Merger Agreement, make any representation or warranty to GFE or its Related Parties regarding the effectiveness or validity of the Release by HLBE on behalf of its current, former, and future partners, principals, members, and unitholders, and predecessors and successors in interest, assigns, insurers, heirs, administrators, legatees, executors and estates, and any other individual or entity that acts or has acted on behalf of any of the foregoing.

Section 9.Termination.  This Plan shall immediately terminate and be of no further force and effect upon the termination of the Merger Agreement.
Section 10.Miscellaneous.  Sections 12, 13, 14, 15 and 16 of the Merger Agreement are hereby incorporated by reference, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, this Plan has been agreed to and executed by the duly authorized representatives of the parties, as of the date first set forth above.

GRANITE HERON SUB, LLCHERON LAKE BIOENERGY, LLC

By: /s/ Paul Enstad By: /s/ Mike Kunerth
Its: Chairman Its: Secretary

EXHIBIT A

Articles of Organization